AB 3/9

KH 3/4

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 2 8 2011
WASH, D.C.
189

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50875

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Old Mutual Investment Partners

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Clarendon Street, 53rd Floor
(No. and Street)

Boston	MA	02116
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Matthew Berger — (617)-369-7354
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

Two Financial Center, 60 South Street	Boston	MA	02111
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

[redacted]

11017663

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JD 3/16/11

OATH OR AFFIRMATION

I, Matthew Berger, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Old Mutual Investment Partners, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

BARBARA A. COHEN MY COMM. EXPIRES AUG. 5, 2016 NOTARY PUBLIC COMMONWEALTH OF MASSACHUSETTS

[signature]
Signature

Chief Financial Officer
Title

Barbara A Cohen
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG LLP
Two Financial Center
60 South Street
Boston, MA 02111

Report of Independent Registered Public Accounting Firm

The Board of Trustees
Old Mutual Investment Partners:

We have audited the accompanying statement of financial condition of Old Mutual Investment Partners (the Company) as of December 31, 2010, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Old Mutual Investment Partners as of December 31, 2010, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

As disclosed in footnote 1(e) on January 1, 2010, the Company changed its accounting policy for accounting for income taxes.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 25, 2011

OLD MUTUAL INVESTMENT PARTNERS

Statement of Financial Condition

December 31, 2010

Assets

Cash and cash equivalents	$	3,867,173
Commissions receivable		3,488
Distribution fees receivable from affiliates		68,256
Prepaid expenses		163,729
Prepaid C share commissions (note 7)		54,070
Furniture, equipment, and leasehold improvements, at cost, less accumulated depreciation and amortization of $167,325 (note 6)		6,165
Deferred tax asset (note 5)		—
Other assets		18,768
Total assets	$	4,181,649

Liabilities and Stockholder's Equity

Liabilities:		
Commissions payable	$	657,673
Payable to affiliates		584,412
Accrued employee compensation and benefits		347,860
Account payable, accrued expenses, and other liabilities		571,034
Total liabilities		2,160,979
Commitments and contingencies (note 8)		
Stockholder's equity:		
Common stock, $100 par value. Authorized, 100,000 shares; issued and outstanding, 10 shares		1,000
Additional paid-in capital		75,523,444
Accumulated deficit		(73,503,774)
Total stockholder's equity		2,020,670
Total liabilities and stockholder's equity	$	4,181,649

See accompanying notes to financial statements.

OLD MUTUAL INVESTMENT PARTNERS

Statement of Operations

Year ended December 31, 2010

Revenues:		
12b-1 service and distribution fees and other income	$	3,851,967
Interest		15
Total revenues		3,851,982
Operating expenses:		
Employee compensation and benefits		4,841,018
Advertising and promotions		871,810
Systems and data costs		6,440
Occupancy		178,284
Registration fees		86,649
Distribution fees		3,741,409
Professional fees		355,662
Other operating expenses		415,167
Total operating expenses		10,496,439
Net loss before income tax expense		(6,644,457)
Income tax expense		—
Net loss	$	(6,644,457)

See accompanying notes to financial statements.

OLD MUTUAL INVESTMENT PARTNERS

Statement of Changes in Stockholder's Equity

Year ended December 31, 2010

		Common stock	Additional paid-in capital	Accumulated deficit	Total
Balance, December 31, 2009	$	1,000	69,530,578	(56,978,387)	12,553,191
Cumulative effect of change in accounting principles (note 1(e))		—	—	(9,880,930)	(9,880,930)
Adjusted balance, December 31, 2009		1,000	69,530,578	(66,859,317)	2,672,261
Capital contributions		—	5,992,866	—	5,992,866
Net loss		—	—	(6,644,457)	(6,644,457)
Balance, December 31, 2010	$	1,000	75,523,444	(73,503,774)	2,020,670

See accompanying notes to financial statements.

OLD MUTUAL INVESTMENT PARTNERS

Statement of Cash Flows

Year ended December 31, 2010

Cash flows from operating activities:	
Net loss	$ (6,644,457)
Adjustments to reconcile net loss to net cash used in operating activities:	
Payment of expenses in the form of a capital contribution	3,592,866
Depreciation and amortization	2,840
Changes in operating assets and liabilities:	
Decrease in commissions receivable	30,311
Decrease in distribution fee receivable from affiliates	(57,353)
Increase in prepaid expenses	(139,683)
Decrease in prepaid C share commissions	132,465
Decrease in other assets	18,099
Decrease in commissions payable	(190,962)
Increase in payables to affiliates	365,666
Decrease in accrued employee compensation and benefits	(32,513)
Decrease in accounts payable, accrued expenses, and other liabilities	(87,509)
Net cash used in operating activities	(3,010,230)
Cash flows from investing activities:	
Purchase of furniture, equipment, and leasehold improvements	(6,698)
Net cash used in investing activities	(6,698)
Cash flows from financing activities:	
Capital contributions	2,400,000
Net cash provided by financing activities	2,400,000
Net decrease in cash and cash equivalents	(616,928)
Cash and cash equivalents, beginning of year	4,484,101
Cash and cash equivalents, end of year	$ 3,867,173
Noncash activity included herein:	
Payment of expenses in the form of a capital contribution	$ 3,592,866

See accompanying notes to financial statements.

(1) Organization and Summary of Significant Accounting Policies

Old Mutual Investment Partners (OMIP or the Company), is a wholly owned subsidiary of Old Mutual Capital, Inc. (OMCAP), which is a wholly owned subsidiary of Old Mutual (U.S.) Holdings Inc. (OMUSH), which in turn is an indirect, wholly owned subsidiary of Old Mutual plc, an international financial services group based in London. OMIP commenced operations, in its current form, effective July 1, 2004. OMIP is registered as a broker-dealer under the Securities Exchange Act of 1934 (the Act) and applicable state law, and acts exclusively as a principal underwriter and distributor for Old Mutual Advisor Funds, Old Mutual Advisor Funds II, and Old Mutual Advisor Funds III (collectively, the Old Mutual Funds) all of which are related parties of the Company. OMIP promotes the sale of shares of the Old Mutual Funds domestically by broker-dealers that are members in good standing of the Financial Industry Regulatory Authority (FINRA). The Company prepares its financial statements on an accrual basis.

In July 2004, OMCAP purchased all of the ownership interests of PBHG Fund Distributors (PBHG FD), which was a wholly owned subsidiary of OMUSH. Upon its acquisition by OMCAP, PBHG FD was merged with Old Mutual Investment Partners, Inc. with PBHG FD being the surviving entity. On the same day, PBHG FD changed its name to OMIP.

Income is derived from commissions received from the sale of shares of the Old Mutual Funds managed by OMCAP. Expenses include those directly related to OMIP wholesale broker-dealer and distribution activities. No allocations are made by OMCAP for overhead, administrative services, rent, or compensation paid to an employee whose primary duties do not relate to distribution activities.

Management believes the Company will continue to receive financial support from OMUSH and OMCAP to allow the Company to meet its obligations as they become due and maintain its required net capital through at least a year from the date the financial statements were available to be issued.

(a) *Basis of Presentation*

The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles, which require the use of management estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(b) *Revenue Recognition*

12b-1 service and distribution fees are accrued as earned.

(c) *Cash and Cash Equivalents*

The Company considers cash equivalents as liquid investments with original maturities of fewer than 90 days.

The Company's cash and cash equivalents are financial instruments that are exposed to concentrations of credit risk. The Company invests its cash with high quality federally insured institutions. Cash balances with any one institution may be in excess of federally insured limits or

may be invested in nonfederally insured money market accounts. The Company has not realized any losses in such cash investments or accounts and believes it is not exposed to any significant credit risk.

(d) Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements are recorded at cost.

Depreciation on furniture, equipment, and leasehold improvements is calculated on the straight-line method over the estimated useful lives of the assets. The estimated useful life of computer equipment and software is three years, while office equipment and furniture and fixtures is five years. Leasehold improvements are amortized on the straight-line method over the shorter of the lease term or estimated useful life of the asset. Total depreciation and amortization for the year ended December 31, 2010 was $2,840.

(e) Income Taxes

The Company uses the asset and liability method of accounting for income taxes.

In 2010 OMUSH changed the tax policy for affiliate stand alone financial statements.

Historically, OMIP had used the pro-rata allocation method for the federal and California NOLs. Under this method and basis, current and deferred income taxes were allocated to the Company based on the Company's relative contribution to OMUSH's consolidated income tax expense or benefit. Accordingly, the Company did not recognize alternative minimum tax payable or carryforward, net federal operating loss carryforwards, or other credit carryforwards that do not exist in OMUSH's consolidated tax return. OMUSH established the pro-rata allocation method in 2003. As part of the tax sharing agreement with OMUSH, OMUSH agreed to reimburse the Company, through the intercompany accounts and/or through capital contributions, for the impact of specific tax contingencies that are applicable to or generated by a specific OMUSH affiliate that are not assigned or attributed to other affiliates.

The new policy reflects the adoption of the "separate return method" for accounting for income taxes. Under this new method, a subsidiary is assumed to file a separate return with the taxing authority, thereby reporting its taxable income or loss and paying the applicable tax to or receiving the appropriate refund from the parent. The rules followed by the subsidiary in computing its tax or refund should be the same as those followed by a taxpayer filing directly with the taxing authority. Accordingly, the subsidiary's tax provision may be based on a hypothetical separate income tax return. ASC 740-10-30-27 acknowledges that, if the separate return method is used, the sum of the amounts reflected in the financial statements of the individual subsidiaries may not equal the consolidated amount.

A change in tax policy is considered a change in accounting principle and requires a retrospective application. Accordingly, all adjustments relating to this change in tax policy is reflected in the beginning retained earnings balance at January 1, 2010. Management has determined that a change in accounting principles was appropriate because the separate return method is considered to be a

more preferable method under U.S. GAAP. At the time of adoption of the previous policy, information was unavailable to adopt the separate return method.

The adjustment to record the Company's deferred tax assets on the separate return method resulted in an increase in the deferred tax asset for the net operating loss (NOL) of $24,630,875 on January 1, 2010. The Company evaluated its deferred tax assets under the new tax policy and management concluded it is more likely than not that it will not realize the benefit for federal or state income tax purposes on these deferred tax assets. Accordingly, upon adoption of the new tax policy the valuation allowance was increased by $33,086,805. An intercompany asset of $1,425,000 related to the sharing of tax reserves was eliminated through retained earnings with the change to the separate return method.

(f) Concentrations of Credit Risk

The Company is primarily engaged in the selling of shares of the Old Mutual Funds. In the event counterparties do not fulfill their obligations to the Company, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparties. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

(2) Stockholder's Equity

The Company has 100,000 shares of common stock authorized, 10 of which are issued and outstanding. OMUSH and OMCAP intend to provide capital contributions to the Company as necessary for it to maintain compliance with minimum net capital requirements and meet its obligations at least a year from the date the financial statements were available to be issued. During 2010, OMCAP made cash contributions to the Company for the amount of $2,400,000 (note 4).

(3) Regulatory Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a minimum net capital of $25,000 and maintenance of a ratio (aggregate indebtedness to net capital), both as defined, that shall not exceed 15 to 1. Further, capital may not be withdrawn or cash dividends paid if the resulting aggregate indebtedness to net capital ratio would exceed 10 to 1. At December 31, 2010, the Company had net capital of $1,518,601, which was $1,390,001 in excess of the minimum net capital required and a ratio of aggregate indebtedness to net capital of 1.27 to 1.

At December 31, 2010, the Company is exempt from the provisions of Rule 15c3-3 (under paragraph k(2)(i) of such Rule) of the Act as it is a broker-dealer that deals solely in mutual fund shares and promptly transmits all customer funds and delivers all securities received in connection with its broker-dealer activities.

(4) Related-Party Transactions

Certain payroll and other expenses directly related to the Company's wholesale broker-dealer and distribution activities are paid directly by OMCAP. When these expenses are paid by OMCAP, the Company records a payable to an affiliate. During 2010, the Company received $2,400,000 from OMCAP

in cash capital contributions and OMCAP forgave $3,592,866 in amounts payable to affiliates as a noncash capital contribution.

Certain expenses are paid for by OMUSH and recharged to OMIP, as well as paid for by OMIP and recharged to OMUSH. Such recharges are settled in cash periodically. As of December 31, 2010, $584,412 of these expenses are payable to OMUSH and included in Payable to affiliates in the statement of financial condition.

For the year ended December 31, 2010, OMIP earned $3,173,384 in service and distribution fees from the Old Mutual Funds, which are included in 12b-1 service and distribution fees and other income on the statement of operations.

OMIP has a distribution agreement with the Old Mutual Absolute Return Fund, L.L.C, Old Mutual Absolute Return Institutional Fund, L.L.C., Old Mutual Emerging Managers Fund, L.L.C. and Old Mutual Emerging Managers Institutional Fund, L.L.C. (each a Fund, and collectively, the Funds), to act as distributor and provide member services. During the year, $328,337 of distribution fees were earned by OMIP and are included in 12b-1 service and distribution fees and other income on the statement of operations. As of December 31, 2010, OMIP has a receivable of $28,256 resulting from this distribution agreement with the Funds.

Additionally, the Funds have a distribution arrangement with OMIP, where half of the distribution fees received by the Funds are distributed to OMIP. During the year, $253,484 of distribution fees were earned by OMIP and are included in 12b-1 service and distribution fees and other income on the statement of operations. As of December 31, 2010, OMIP has a receivable of $40,000 resulting from this distribution arrangement with the Funds.

As OMIP is a member of a group of affiliated companies, it is possible that the terms of certain of the related-party transactions are not the same as those that would result from transactions among wholly unrelated parties.

(5) Income Taxes

The Company is operating at a loss as a separate taxpayer for the year ended December 31, 2010, therefore they have no current federal or state tax income tax liability. The Company however will be paying $3,900 in nonincome based state taxes for 2010.

The actual income tax benefit differs from the expected federal income tax rate of 35% for the following reasons for the year ended December 31, 2010:

Computed "expected" income tax benefit at statutory rate	$	(2,325,560)
Increase in income taxes resulting from:		
State income taxes, net of federal benefits		—
Change in deferred tax asset		2,313,637
Meals and entertainment		11,923
Income tax expense	$	—

At December 31, 2010, the Company has gross deferred tax assets as follows:

Deferred tax assets:		
Federal net operating loss carryover	$	35,300,561
State net operating loss carryover		3,090,675
Fixed assets		602
Other		74,617
Total deferred tax asset		38,466,455
Less valuation allowance		(38,466,455)
Net deferred tax assets	$	—

At December 31, 2010, the Company has a federal net operating loss of $100,858,745 that will expire in 2019 through 2030 and state net operating losses of $85,192,591 that will expire in 2015 through 2030. Based on projections of future taxable income, management does not believe it is more likely than not that it will realize the benefit of these deferred tax assets for federal or state income tax purposes. As such, a full valuation allowance has been recorded against the net operating loss carryovers and all the deferred tax assets arising from temporary differences.

In 2010 OMUSH changed the tax policy for affiliate stand alone financial statements. The new policy will reflect the adoption of the "separate return method" for accounting for income taxes. If the Company had not changed this tax policy in 2010 the deferred income tax expense would have increased by approximately $300,000 and the net deferred tax asset at December 31, 2010 would have been approximately $8 million.

Effective January 1, 2009, the Company adopted the authoritative guidance under generally accepted accounting principles related to the accounting for uncertainty in income taxes. The Company evaluates tax positions taken or expected to be taken in the course of preparing the Company's financial statements to determine whether the tax positions are "more likely than not" of being sustained by the applicable tax authority. Tax positions with respect to tax at the Company level not deemed to meet the "more likely than not" threshold would be recorded as a tax benefit or expense in the current year. Previously, the Company recognized the effect of income tax positions only if such positions were probable of being sustained. The

(Continued)

Company has concluded that there was no impact related to uncertain tax positions on the results of operations of the Company for the year ended December 31, 2010. Adoption of the standard did not have a material impact on the Company's financial position and results of operations. The Company's conclusions regarding tax positions will be subject to review and may be adjusted at a later date based on factors including, but not limited to, ongoing analyses of tax laws, regulations, and interpretations thereof. The United States is the major tax jurisdiction for the Company and the earliest tax year subject to examination is 2007.

(6) Furniture, Equipment, and Leasehold Improvements

As of December 31, 2010, furniture, equipment, and leasehold improvements consist of the following:

Computer equipment	$	173,490
Accumulated depreciation and amortization		(167,325)
	$	6,165

(7) Prepaid C Share Commissions – Dealer Advances and Prepaid Services

Certain of the Funds maintain a multiclass structure, whereby the participating funds offer traditional front-end load shares (Class A shares) and back-end load shares (Class C shares). Class C shares may require the investor to pay a contingent deferred sales charge (CDSC) if there is a redemption within one year. However, the Company pays upfront sales commissions (dealer advances) to broker-dealers of 1% on Class C shares. The participating Funds pay the Company distribution and service fees based on their net assets invested in Class C Shares, subject to annual renewal by the participating Funds' board of trustees. The distribution fees are 0.75% per annum for Class C shares. A service fee of 0.25% per annum is paid to the Company for Class C and Class A shares. In addition, the Company is paid a CDSC on Class C shares redeemed within the minimum holding period. The CDSC is paid based on the lower of original cost or current market value at a rate of 1% for Class C shares. Class A shares over $1 million also have a 1% CDSC.

The Company capitalizes Class C share commissions for financial statement purposes and amortizes such costs over a 12-month period. Distribution fees received by the Company from participating funds are recorded in income as earned. CDSCs received by the Company from redeeming shareholders are recognized as a contra-expense. Prepaid service fees are capitalized and amortized for financial statement purposes over a 12-month period.

(8) Commitments and Contingencies

At this time, the Company does not have or is not aware of any pending litigation against the Company that would have a material impact on the Company's financial position or results of operations.

(9) Subsequent Event Evaluation

Management has evaluated the need for disclosures and/or adjustments resulting from subsequent events through February 25, 2011, the date the financial statements were available to be issued. This evaluation determined that there are no subsequent events that necessitated disclosure and/or adjustments.

Schedule I

OLD MUTUAL INVESTMENT PARTNERS

Computation of Net Capital under Rule 15c3-1 of the
Securities Exchange Act of 1934

December 31, 2010

Net capital:		
Total stockholder's equity	$	2,020,670
Deduct nonallowable assets:		
Commissions receivable		3,488
Distribution fees receivable from affiliates		68,256
Furniture, equipment, and leasehold improvements, less accumulated depreciation and amortization		6,165
Prepaids and other assets		236,567
Deferred tax asset		—
		314,476
Other deductions:		
Fidelity bond deductible		200,000
Less fidelity bond deductible allowed (greater of $5,000 or 10% of highest minimum net capital required over the past 12 months)		13,015
Net excess fidelity bond deductible		186,985
Haircut on securities owned		608
Net capital	$	1,518,601
Aggregate indebtedness	$	1,929,001
Computation of basic net capital requirement:		
Minimum net capital required: 6⅔% of total aggregate indebtedness, but not less than $25,000	$	128,600
Excess of net capital over requirement	$	1,390,001
Excess of net capital at 1,000 percent		1,325,701
Excess of net capital at 1,500 percent		1,390,001
Ratio of aggregate indebtedness to net capital		1.27

There were no material differences between the Company's computation of net capital as reflected on the amended Form X-17 A-5, Part IIA and the above computation.

See accompanying report of independent registered public accounting firm.

Schedule II

OLD MUTUAL INVESTMENT PARTNERS

Supplementary Information
Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934

December 31, 2010

The accompanying schedule is prepared in accordance with the requirements and general format of FOCUS Form X-17A-5.

At December 31, 2010, the Company is exempt from the provisions of Rule 15c3-3 (under paragraph k(2)(i) of such Rule). Because of this exemption, the Company has not included the schedules Computation for Determination of Reserve Requirements under Rule 15c3-3 or Information for Possession or Control Requirements under Rule 15c3-3.

See accompanying report of independent registered public accounting firm.

KPMG

KPMG LLP
Two Financial Center
60 South Street
Boston, MA 02111

Report of Independent Registered Public Accounting Firm

The Board of Trustees
Old Mutual Investment Partners:

In planning and performing our audit of the financial statements of Old Mutual Investment Partners (the Company) as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies in internal control, that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of the board of trustees, management, the SEC, the Financial Industry Regulatory Agency, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 25, 2011

KPMG

OLD MUTUAL INVESTMENT PARTNERS

(SEC Identification No. 8-50875)

Financial Statements and Supplementary Schedules

December 31, 2010

(With Report of Independent Registered Public Accounting Firm
and Supplemental Report on Internal Control Thereon)

Filed in Accordance with Rule 17a-5(e)(3) as a Public Document

OLD MUTUAL INVESTMENT PARTNERS

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